Mail Stop 6010

      October 14, 2005

VIA U.S. MAIL and FACSIMILE (714) 649-5102


Christine G. Ocampo
Cardiogenesis Corporation
26632 Towne Center Drive
Suite 320
Foothill Ranch, California  92610

	RE:	Cardiogenesis Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		Forms 10-Q for the quarter ended March 31, 2005
		File No. 000-28288

Dear Ms. Ocampo:

      We have reviewed your response dated August 26, 2005 and related filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 50
1. Refer to your response to prior comment six in our letter dated June 14, 2005. We note from your response that you do not believe lease accounting is appropriate for your loaned lasers; however, we see that you recognize the premiums as revenue over a period of 24 months. Therefore, it appears as though you are accounting for the
loaned lasers as if they are leases.   Please tell us why it is
appropriate in GAAP to recognize the premium on the loaned lasers as revenue prior to an actual sale or return of the units. Explain the basis in the literature for your position.
2. As a related matter, it appears from your response that you amortize the lasers that you hold in inventory over 24 months. Tell us how this practice is consistent with Statement 6 of ARB 43, which requires you to record inventory at the lower of cost or market and further states that "market should not exceed the net realizable value."
3. Please tell us where you currently present amortization costs and explain the basis for your presentation.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-
3664
or me at (202) 551-3605 if you have any questions. In this regard, do not hesitate to contact Brian Cascio at (202) 551-3676.

							Sincerely,



							Gary Todd
							Reviewing Accountant
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Ms. Ocampo
Cardiogenesis Corporation
October 14, 2005
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